FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 30, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 30, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

BRF

1Q13 RESULTS

The results of the first quarter 2013 consolidate the Companies of BRF S.A..

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

On July 13 2011, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ir.

NEW CICLE

NEW CYCLE

Following a successful merger process, BRF is ready to meet new challenges

2009	2010 - 2012	2013 forward
PERDIGÃO	BRF BRASIL FOODS + Sadia	brf
	Integration Cicle • Capture synergies • Complying with legal obligations (CADE)	**New Cycle** • Becoming a global leader

VISION OF A HIGH PERFORMANCE CYCLE FOR BRF


The right people in the right places, committed and happy.
Clear and efficient processes
Investors proud, rewarded and motivated to invest
Satisfied Producers, committed to quality and costs
Committed to society, the country and the planet
Happy, loyal and supportive Retailers and consumers

1Q13
RESULTS

1Q13 HIGHLIGHTS

✓Net sales growth of 13.8% compared to 1Q12, to R$ 7.2 billion

✓Operating Expenses as a percentage of net sales at 15.3% compared to 16.4% in 1Q12

✓Adjusted EBITDA reached R$ 852.5 million, 60.2% growth with adjusted EBITDA margin of 11.8% against 8.4% in 1Q12

✓Net Income growth of 134%, to R$ 358.5 million and Net Margin of 5.0%

✓EPS of R$ 0.41, 134% growth against 1Q12

ADJUSTED EBITDA*

R$ million


60.2%
3.4 p.p.
532
565
565
1,018
853
8.4%
8.3%
7.9%
12.5%
11.8%
1Q12
2Q12
3Q12
4Q12
1Q13
Adjusted EBITDA
Adjusted EBITDA Margin

* Adjusted EBITDA contemplates other operational results

OPERATING PROFIT EVOLUTION 1Q13 vs 1Q12

R$ million


600
400
200
0
268
89
175
531
DM 133
FS 12
Dairy 30
1Q12 EBIT
Export Market
Brazil
(DM, FS, Dairy)
1Q13 EBIT

NET SALES EVOLUTION

R$ million


13.8%
volume -5.0%
price/mix +19.7%
6,337
6,842
7,193
8,146
7,209
1Q12
2Q12
3Q12
4Q12
1Q13

NET SALES BREAKDOWN 1Q13

BY PRODUCT



Other Sales 3.6%
Food Service 5.1%
Dairy 8.8%
Poultry 33.9%
Processed 39.5%
Pork / Beef 9.1 %

BY SEGMENT



Food Service 5.1%
Dairy 8.8%
Domestic Market 43.2%
Export Market 42.9%

1Q13 RESULTS
R$ million

GROSS PROFIT


Δ:+26.3%
+2.3pp
1,343
1,697
21.2%
23.5%
1Q12
1Q13

EBIT


Δ:+98.1%
+3.2pp
268
531
4.2%
7.4%
1Q12
1Q13

ADJUSTED EBITDA


Δ:+60.2%
+3.4pp
532
853
8.4%
11.8%
1Q12
1Q13

NET INCOME


Δ:+134.0%
+2.6pp
153
359
2.4%
5.0%
1Q12
1Q13

COST OF GOODS SOLD (COGS)

COGS / sales VOLUME
(R$/kg)


16.2%
3.28
3.30
3.55
3.79
3.81
1Q12
2Q12
3Q12
4Q12
1Q13

GRAIN PRICES - CORN

USD/bushel



9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2.09
2.09
2.27
2.34
2.52
2.09
2.60
2.29
3.73
5.27
3.73
4.28
6.79
6.95
5.89
5.23
3.76
Historical Prices
Future Prices at 04.19.2013

Source: Chicago Board of Trade.

GRAIN PRICES – SOYBEAN MEAL


USD/ ton
600.00
550.00
500.00
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
170
164
167
195
233
187
176
185
239
334
326
300
344
430
370
335
260
Historical Prices
Future Prices at 04.19.2013

Source: Chicago Board of Trade.

SALES, GENERAL AND ADMINISTRATIVE EXPENSES

R$ million



% SG&A / Net Sales
1,039
1,155
1,197
1,315
1,105
16.4%
16.9%
16.6%
16.1%
15.3%
1Q12
2Q12
3Q12
4Q12
1Q13

INVESTMENTS 1Q13

R$ million


CAPEX: R$ 516 mi
236
88
Logistics
148
61
98
121
107
Growth
Efficiency
Support
Biological Assets
Other Investments/ Acquisitions

TOTAL INVESTMENT
R$ 623 million

FINANCIAL POSITION

LIQUIDITY
(Cash & Cash Equivalents)



R$ Billion
4.0
3.3
3.8
3.1
2.3
1.0
3.0
1.0
2.3
1.0
2.8
1.0
2.1
1Q12
2Q12
3Q12
4Q12
1Q13
Cash & Cash Eq.
Revolving Credit

NET DEBT
Mar.13



R$ Billion
9.3
5.5
3.8
2.2
1.5
0.7
7.2
4.0
3.2
Gross Debt
Cash & Cash Eq.
Net Debt *
R$
Foreign Exchange

COSTS, TERMS AND PROFILE

	R$	US$	Total
Average Cost (Annual)	6.78%	5.57%	
Average Term (Years)	1.9	6.1	4.4



OTHERS 3%
RURAL 14%
CAPITAL MARKET 39%
BNDES AND OTHERS 18%
TRADE FINANCE 26%

* Including hedge positions

FINANCIAL LEVERAGE

R$ million



5,974
7,048
7,125
7,018
7,152
2.02
2.57
2.76
2.62
2.38
1Q12
2Q12
3Q12
4Q12
1Q13
Net Debt
Net Debt. / Adjusted EBITDA

EXCHANGE RATE =	R$ 1.82	R$ 2.02	R$ 2.03	R$ 2.04	R$ 2.01

LAUNCHES 1Q13


Sanduba


Batavo
Kissy

DOMESTIC MARKET
8 New SKUs


Batavinho

FOOD SERVICE
8 New
SKUs


Sadia
ISCAS DE FRANGO

EXPORT MARKET
30 New SKUs


PREZATO
SALAME
TIPO ITALIANO
FATIADO
Sadia


Elegê
Morango
Elegê
Salada de Frutas

DAIRY
12 New SKUs


Elegê
Molho Strogonoff
Elegê
Molho Funghi

TOTAL: 58 LAUNCHES

DOMESTIC MARKET

DOMESTIC MARKET NET SALES EVOLUTION

R$ million

DOMESTIC MARKET NET SALES 1Q13

4.2% { volume -7.5%; price/mix +12.6% }



2,992
3,104
1Q12
1Q13

TCD ADJUSTED DOMESTIC MARKET NET SALES

Excluding net sales of divested assets and suspended categories since 3Q12

+38.3% { volume +23.4%; price/mix +12.1% }



2,445
3,104
1Q12
1Q13

DOMESTIC MARKET – 1Q13


GROWTH
(1Q12 vs 1Q13)
Net Sales
Volume
Price/mix
4.2%
-7.5%
12.6%


EBIT
(R$ million)
+46.7%
+ 3.9 p.p.
284
417
9.5%
13.4%
1Q12
1Q13

- ✓ Lower volume due to transferred and discontinued assets (TCD)
- ✓ Profitability recovery



SHARE OF TOTAL NET SALES 43.2%

EXPORT MARKET

EXPORT MARKET – 1Q13


GROWTH
(1Q12 vs 1Q13)
Net Sales
Volume
Price/mix
31.1%
4.1%
25.9%


EBIT
(R$ million)
35
1.1%
-2.3%
-54
1Q12
1Q13

- ✓ Profitability recovery vs 1Q12
- ✓ Incremental cost pressure vs 4Q12


SHARE OF TOTAL
NET SALES
42.9%

EXPORT MARKET – 1Q13

MIDDLE EAST

- ✓ Net Sales recovery due to price increase

NET SALES
(R$ million)

Volume
1Q13 vs 1Q12:
- 1.3%



45.7%
735
1,071
1Q12
1Q13

EUROPE

- ✓ Macro scenario slightly more challenging
- ✓ Food inflation impacting consumption

NET SALES
(R$ million)

Volume
1Q13 vs 1Q12:
- 2.9%



-4.4%
436
417
1Q12
1Q13



EXPORT MARKET – 1Q13

EURASIA

- ✓ Return of some plants in Russia promoted increase in volume

NET SALES
(R$ million)

Volume
1Q13 vs 1Q12:
+36.1%



58.3%
165
261
1Q12
1Q13

FAR EAST

- ✓ More adequate inventories in Japan
- ✓ Yen devaluation

NET SALES
(R$ million)

Volume
1Q13 vs 1Q12:
-11.2%



7.6%
566
609
1Q12
1Q13



Sadia
冷冻鸡全翼

EXPORT MARKET – 1Q13

LATAM

✓ Increase in volume/ net sales due to the incorporation of the activities of Quickfood

NET SALES
(R$ million)


77.4%
294
521
1Q12
1Q13

Volume
1Q13 vs 1Q12:
+46.6%


Sadia
MAX
PARRILLA

AFRICA

✓ Strategy of gradually enhancing the portfolio

NET SALES
(R$ million)


13.7%
227
258
1Q12
1Q13

Volume
1Q13 vs 1Q12:
-8.1%

FOOD SERVICE

FOOD SERVICE – 1Q13

GROWTH
(1Q12 vs 1Q13)


Net Sales
Volume
Price/mix
3.5%
-14.7%
21.2%

EBIT
(R$ million)


+31.4%
+ 3.0 p.p.
39
51
11.0%
14.0%
1Q12
1Q13

- ✓ Profitabilty recovery
- ✓ Decrease in volume related to pricing adjustment in certain categories -- focus on value share



SHARE OF TOTAL NET SALES 5.1%

DAIRY

DAIRY – 1Q13


GROWTH
(1Q12 vs 1Q13)
Net Sales
Volume
Price/mix
20.1%
0.3%
-16.5%


EBIT
(R$ million)
29
4.4%
-0.1
-0.1%
1Q12
1Q13

✓ Operational Margin improvement with adjustments in UHT milk volumes and pricing



SHARE OF TOTAL NET SALES 8.8%

CAPITAL MARKET

STOCK PERFORMANCE SINCE MERGER



450
400
350
300
250
200
150
100
50
0
BRF ADR
S&P Index
S&P Industrials Sector Index
S&P Food Beverage & Tobacco Industry Group Index
May-09
Jul-09
Aug-09
Oct-09
Nov-09
Jan-10
Mar-10
Apr-10
Jun-10
Jul-10
Sep-10
Oct-10
Dec-10
Jan-11
Mar-11
May-11
Jun-11
Aug-11
Sep-11
Nov-11
Dec-11
Feb-12
Apr-12
May-12
Jul-12
Aug-12
Oct-12
Nov-12
Jan-13
Mar-13
BRF ADR + 288%
S&P Industrials Index + 116%
S&P Food Beverage & Tobacco Index + 107%
S&P Index + 94%

Source: Bloomberg

POTENTIAL FOR ADDED VALUE

Operating as a leader and benchmark, adding value to commodities through branded products

Creating innovative products and oriented to the consumer, with quality and sustainability

Improving further the efficiency of our operations and the service offered to our clients

Growing in export markets through the medium of our brands and services and opening up new markets

THANK YOU